SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 31, 2012

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis to start construction of new biotechnology facility in Singapore with an investment of over USD 500 million

•                  Investment supports growing pipeline of biologics portfolio representing 25% of current clinical pharmaceutical research pipeline

•                  Singapore will operate as a technological competence center for biotechnology and pharmaceutical production

•                  Construction of new production facility to start in early 2013 and expected to be fully operational by the end of 2016

Singapore, October 31, 2012 — Novartis announced today the construction of a new state-of-the-art biotechnology production site in Singapore with an investment valued at over USD 500 million. The new facility will focus on drug substance manufacturing based on cell culture technology. It will be co-located with the pharmaceutical production site based in Tuas, Singapore. In the future, Singapore is expected to be a technological competence center for both biotechnology and pharmaceutical manufacturing at Novartis.

“This investment further strengthens our strategy to establish key strategic sites based on technological competencies. Singapore will be strengthened through a new state-of-the-art facility for biotechnology which is a growing segment of our business”, said Joseph Jimenez, CEO of Novartis. “We have chosen Singapore as strategic supply point as it offers a wide range of advantages due to its strong local biomedical presence and knowledge, skilled labor as well as proximity to growth markets in Asia.”

The investment decision underlines the long-term strategy of Novartis to establish a worldwide manufacturing network of technology centers of excellence. The groundbreaking for the new production site is scheduled for the first quarter of 2013 while the new facility is expected to be fully operational by the end of 2016. The site will be designed to operate in a flexible manner to handle small and large scale volumes. It is planned to support both clinical and commercial production of potential new products that include monoclonal antibodies for use in helping patients with diseases in autoimmune, respiratory and oncology indications. The biologics pipeline currently accounts for 25% of the clinical pharmaceutical research pipeline with a trend for future growth.

Biologics are an important component of the current Novartis product portfolio including Lucentis® (ranibizumab), the only anti-VEGF therapy licensed for wet age-related macular degeneration (wet AMD), visual impairment due to diabetic macular edema (DME), and visual impairment due to macular edema secondary to retinal vein occlusion (RVO). Lucentis is developed in collaboration with Genentech/Roche, which holds the rights to market the product in the US and reached sales outside of the US of over USD 2 billion in 2012. Furthermore, Xolair® (omalizumab) is a first-in-class anti-IgE antibody approved in more than 90 countries for the treatment of persistent allergic asthma. This gained blockbuster status in 2011 when annual global sales reached USD 1 billion (including US sales booked by Genentech/Roche). Novartis co-promotes Xolair with Genentech/Roche in the US.

Novartis has several operations in Singapore, including the Novartis Institute for Tropical Diseases (NITD), the Novartis Asia-Pacific head offices and two production facilities for Alcon as well as one pharmaceutical manufacturing site.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “to start,” “pipeline,” “will,” “expected,” “long-term strategy,” “scheduled,” “planned,” “potential,” “trend,” or similar expressions, or by express or implied discussions regarding the extent of Novartis’ investment in the production facility to be constructed or in Singapore generally, and the period of time over which such investment will occur; regarding the successful completion and commencement of production at the facility to be constructed in Singapore, or regarding the size and extent of the facility and the work to be done at the facility or in Singapore generally; regarding potential new biologic products to be developed by the Novartis Group, or to be produced at the facility, or potential future sales or earnings of the Novartis Group; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis investments in Singapore will ultimately be as set forth in this release. Nor can there be any guarantee that the Novartis investments set forth in this release will result in the construction of a facility of any particular size or productive capacity, or that any particular types of production will be performed at this facility. Neither can there be any guarantee that Novartis will successfully develop any new biologic products, or that any particular products will be manufactured at the new facility to be built in Singapore, or that such products, indications or technologies will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, unexpected construction difficulties or delays, including difficulties or delays related to cutting-edge biologic product production facilities; unexpected manufacturing difficulties or delays; unexpected regulatory actions or delays or government regulation generally; uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected difficulties in employing or retaining qualified employees; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2011, the Group’s continuing operations achieved net sales of USD 58.6 billion, while approximately USD 9.6 billion (USD 9.2 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 127,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Helen Boudreau	+1 212 830 2404
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	October 31, 2012	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting